DOGGYCHEF

REINVENTING DOG FOOD





Disclaimer

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



DOGGYCHEF
REINVENTING DOG FOOD

The team

Our founders, Deborah & Tim, started DoggyChef because they believed dogs deserve the best, healthiest food possible.

They combined their love for dogs and experience in food to reinvent dog food and create a convenient, sustainable way for people to feed their pup.



Mission Statement

DoggyChef is an online fresh dog food delivery service dedicated to dog owners looking for a healthy, balanced diet for their dog.

Our meals are 100% human grade, cooked with love and care in NYC. Simple, fresh ingredients, in recipes reviewed by a certified dog nutritionist, to make sure your dog grows up strong and happy.

Vision

Become the leader in high-quality, human grade dog food online delivery.

E-commerce platform, no middleman, direct to consumer.


REINVENTING DOG FOOD

Market Overview

The pet food market in the US is worth over $24.6 billion annually, mostly through traditional brick and mortar pet supplies stores.

The market for dog food alone is projected to reach $23 billion by 2021.

55 millions households in the US own a dog (i.e. more than one out of three households).

There are an estimated one million pets in NYC alone.







This slide does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

DOGGYCHEF
REINVENTING DOG FOOD

Demand

Millennials are humanizing their pets and incorporating many of their own dietary trends into their dog food purchases.

DoggyChef fits that proposition perfectly by providing a tech-friendly, high quality alternative to mass produced dog food.

Competition

petplate

ollie

THE FARMER'S DOG

Key Differentiating Elements

- No bulk, ever
- Higher quality, pre-portioned, easy to use product
  - No measuring
  - No scooping
  - No more cleaning
- Both individual items and subscription plans (+ customized orders for dogs with special needs)
- Strong partnerships in place with dog service providers
- Strong branding
- Recipes reviewed by a certified dog nutritionist and balanced with vitamins & supplements
- No surprise regarding delivery date/time – know exactly when your delivery arrives
- Nothing processed, no additives or preservatives
- Fresh food that smells good – no vacuum packing
- For subscription plans: weekly shipment that includes 14 meals for 7 days. Refrigerate half and freeze half.
- Each meal is inspired by a classic recipe – the dog owner can relate to what his/her dog will eat for dinner
- Special offers (Valentine's Day, Thanksgiving, Christmas, etc.)

Key Metrics

Since soft launch – April 2016 to February 2017

- Revenue:
  - Total = $23,425
  - 216% increase since inception
- Meals and treats delivered:
  - Total = 5,132
  - 368% increase since inception
- Subscribers: 15
- Conversion rates:
  - Added to Cart: January = 8.99%
                          February = 8.02%
  - Reached Checkout: January = 2.43%
                          February = 3.44%
  - Purchased: January = 2.11%
                          February = 2.19%
- AOV (including weekly plans): January = $58
                          February = $53







Products – Meals








Chicken Broccoli   Hamburger   Meatloaf   Pasta Bolognese   Meatballs   Fish & Chips

Products – Treats & Cake






Basil Truffles   Blueberry Cookies   Carrot Muffins   Birthday Cake



Use of proceeds

Implement marketing strategy to raise awareness, increase market share and focus on client acquisitions & retention.

Expand and grow operations.

Hire operational team and move to a permanent commercial kitchen.


DOGGYCHEF
REINVENTING DOG FOOD